AwayZone, Inc.
Statements of Changes in Shareholders' Deficit
From October 30, 2017 (Inception) to Decmber 31, 2018
(Unaudited)

	Common Stock		Paid-in-Capital	Retained Deficit	Total Shareholders' Deficit
	Shares	Amount			
Balance, October 30, 2017 (Inception)	-	$ -	$ -	$ -	$ -
Net loss				(5,494)	$ (5,494)
Balance, December 31, 2017	-	-	-	(5,494)	(5,494)
Issuance of founder shares	850,000	85	15		100
Net loss				(19,008)	(19,008)
Balance, December 31, 2018	850,000	$ 85	$ 15	$ (24,502)	$ (24,402)